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                               February 6, 2023

       Yishai Cohen
       Chief Executive Officer
       Landa App 2 LLC
       6 W. 18th Street
       New York, NY 10011

                                                        Re: Landa App 2 LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 12
                                                            Filed January 25,
2023
                                                            File No. 024-11648

       Dear Yishai Cohen:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No, 12 on Form 1-A POS filed January 25, 2023

       General

   1. We note the revisions made in response to comment 3 and the revised disclosure on page
                                                        64 referencing the free
stock program and stating that "[d]etails regarding any such incentive program will
be posted on the Landa Mobile App.". Please provide additional information regarding
the amount of offers of "free" shares that have occurred to date. In addition, please
confirm, if true, that you are using Regulation A for such offers and sales and that the issuances
count toward the annual maximum under Rule 251(a). Please
                                                        revise the cover page
and plan of distribution sections to clearly disclose in greater detail the specific programs
the Manager will use to offer such securities. We also note the disclosure that the
Manager plans to offer various other promotions and incentives to investors. Please
clarify how the specific promotions and incentive programs will be communicated to
investors. Additionally, please clearly disclose that the Manager is
 Yishai Cohen
FirstName
Landa AppLastNameYishai Cohen
          2 LLC
Comapany6,NameLanda
February   2023      App 2 LLC
February
Page 2 6, 2023 Page 2
FirstName LastName
         acting as an underwriter in connection with distributions of such shares or provide a detailed legal analysis explaining why you believe it is not an underwriter.
2. Please also clarify (and explain how) the Company and especially the Manager (Landa
         Holdings Inc.) intend to structure and operate the above-referenced
free stock    program
         so as not to violate the trading restrictions under Rules 101 and102 of Regulation M by making impermissible bid, purchases, and/or attempts to induce any other person to bid or
         purchase of the    covered security    (which may be the same security
as the    free stock   )
         outside of the Reg M    Distribution    during the relevant restricted
period. Please be
         advised that we may have additional comments once we have received your written responses and reviewed any additional information that is provided. Plan of Distribution, page 64

3. We note your disclosure that the Manager may offer incentives to potential and/or existing
         investors in the form of    free    Shares. Please quantify for us and
in your filing the
         amount and value of "free" Shares that have been issued as of the date of the offering circular by Series and in total.
Overview to Unaudited Pro Forma Condensed Combined Financial Statements, page
F-2

4. We note your response to our comment 1 and your revision to your offering circular that the market rate of interest for the Refinance Notes is expected to be in the range of 7% to
         10% per annum. Please further revise the footnote disclosure to your pro forma financial information to quantify the range of impact of this potential interest rate increase on interest expense and net income (loss) for each Series and in total. Refer to Article 11 of
         Regulation S-X.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yishai Cohen
Landa App 2 LLC
February 6, 2023
Page 3



        You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNameYishai Cohen
                                                        Division of Corporation
Finance
Comapany NameLanda App 2 LLC
                                                        Office of Real Estate &
Construction
February 6, 2023 Page 3
cc:       Mark Schonberger
FirstName LastName